Exhibit 3.3

CERTIFICATE OF FORMATION

OF

KIMBELL ROYALTY GP, LLC

This Certificate of Formation of Kimbell Royalty GP, LLC (the “Company”), dated October 30, 2015, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company under the Act.

Article One

The name of the limited liability company formed hereby is “Kimbell Royalty GP, LLC.”

Article Two

The address of the Company’s registered office in the State of Delaware is the Corporation Trust Center, 1209 Orange Street, City of Wilmington, Delaware 19801, County of New Castle. The name of the Company’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Kimbell Royalty GP, LLC as of the date first written above.

AUTHORIZED PERSON

By:	/s/ R. Davis Ravnaas
R. Davis Ravnaas
Authorized Person